As filed with the Securities and Exchange Commission on
                                  May 23, 2000

                                File No. 70-9633

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------
                               UNITIL CORPORATION
                            CONCORD ELECTRIC COMPANY
                        EXETER & HAMPTON ELECTRIC COMPANY
                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
                               UNITIL POWER CORP.
                               UNITIL REALTY CORP.
                              UNITIL RESOURCES INC.
                              UNITIL SERVICE CORP.
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                ------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Mark H. Collin
                                    Treasurer

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                     (Name and address of agent for service)


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                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019

     The Applicants hereby amend and restate their Application-Declaration as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly owned subsidiary companies, Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter"), Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Power Corp.("Unitil Power"), Unitil Realty Corp. ("Unitil Realty"), Unitil Resources, Inc. ("Unitil Resources") and Unitil Service Corp. ("Unitil Service" and, together with Concord, Exeter, Fitchburg, Unitil Power, Unitil Realty and Unitil Resources, the "Subsidiaries" or "Money Pool Participants"),/1 hereby submit this application-declaration on Form U-1 (the "Application- Declaration") with the Securities and Exchange Commission (the "Commission") for the authorization and approval under Sections 6(b), 7, 9(a), 10 and 12(b) of the Act and the Rules 43, 45 and 52 thereunder with respect to the following transactions:

     (a) short-term borrowing by Unitil through June 30, 2003 on a revolving basis under current and proposed unsecured facilities from certain banks up to an aggregate amount of $25 million for a period of time through June 30, 2003 to be used in connection with (i) loans or advances to Subsidiaries through the Pooling Agreement (as defined below), (ii) payment of indebtedness, (iii) short-term cash needs which may arise due to payment timing differences, and (iv) other general purposes;

     (b) short-term borrowings by Fitchburg/2 through June 30, 2003 pursuant to formal or informal credit lines up to $20 million; and

     (c) in connection with the continued use of the system money pool ("Money Pool") by Unitil and the Money Pool Participants,/3 pursuant to the Cash Pooling and Loan


--------

     1 For purposes of this Application-Declaration, Unitil and the Subsidiaries are collectively referred to as the "Applicants".

     2 Concord, Exeter and Unitil Power have each obtained authorization for their respective short-term borrowings from the New Hampshire Public Utilities Commission. Moreover, any such short-term borrowings will be used solely for the purpose of financing their respective businesses at interest rates and with maturity dates that would parallel such lender's effective short-term cost of capital on any given date. Accordingly, such short-term borrowings by Concord, Exeter and Unitil Power are exempt from the prior approval requirements of Sections 6 and 9 of the Act under Rule 52(a) and (d).

     3 Unitil Realty, Unitil Resources and Unitil Services are non-utility Subsidiaries of Unitil whose short-term borrowings will be used solely for the purpose of financing their respective businesses at interest rates and with maturity dates that would parallel such lender's effective short-term cost of capital on any given date. Accordingly, such transactions are exempt from the prior approval requirements of Section 6 of the Act under Rule 52(b).

                                        1


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     Agreement  (the  "Pooling  Agreement")  among  Unitil  and the  Money  Pool
     Participants dated as of February 1, 1985, as amended (attached hereto as Exhibit B-1), for the other Applicants to make loans to Fitchburg in an amount not to exceed $20 million through June 30, 2003.

     By order dated June 30, 1997, the Applicants are currently authorized to make unsecured short-term borrowings and to operate under the Money Pool, as more fully described in the joint application-declaration on Form U-1, as amended, in File No. 70-9053, and the Commission's order with respect thereto (HCAR No. 35-26737). Pursuant to Rule 52 under the Act, the continued operation of the Money Pool does not require further Commission approval. In accordance with Section 6(b) of the Act, none of the transactions contemplated herein will be part of a public offering. The Applicants will continue to file reports on short-term borrowings and Money Pool transactions on a quarterly basis within 30 days after the end of each calendar quarter, which shall contain, for each company, (i) the maximum principal amount of short-term borrowings outstanding,
(ii) the average  interest rate for the Money Pool borrowings for the period and
(iii) the maximum amount outstanding during the period for each source of outside borrowings.

     The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither Unitil nor any Subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any of the Subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

     A. Bank Borrowing by Unitil

     In this Application-Declaration, Unitil seeks to extend the authorization through June 30, 2003 for its short-term bank borrowing arrangements, as described herein.

     As of February 17, 2000, Unitil had three unsecured lines of credit: an $8 million unsecured line of credit from BankBoston (attached hereto as Exhibit B-2); an $8 million unsecured line of credit from Fleet Bank - New Hampshire (attached hereto as Exhibit B-3); and a $5 million unsecured line of credit from Citizens Bank New Hampshire (attached hereto as Exhibit B-4).

          (i) BankBoston

          The $8 million unsecured line of credit is available to Unitil through July 29, 2000. The interest rate for borrowing under the facility shall be floating daily at the higher of (a) the rate of interest announced publicly by BankBoston as its Base Rate or (b) one half of

                                        2


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     one  percent  per annum  above  the  daily  Federal  Funds  Effective  Rate published by the Federal Reserve Bank of New York in Report H-15. In addition to this line of credit, BankBoston has approved an informal money market lending arrangement for minimum amounts of $500,000, at fixed rates out to sixty days, that is available to Unitil through July 29, 2000. The unsecured line of credit and the informal money market lending arrangement are each available to Unitil subject to the bank's continued satisfaction with the financial condition of Unitil and the Subsidiaries and to no substantive changes in monetary or governmental regulations.

          (ii) Fleet Bank - New Hampshire

          The $8 million unsecured line of credit is available to Unitil through June 30, 2000. The interest rate for borrowing under the facility is equal to (a) the Base Rate (as defined below) or (b) the Money Market Rate (as defined below), as elected by Unitil. This line is available to Unitil subject to the bank's continued satisfaction with the financial condition of Unitil and the Subsidiaries and to no substantive changes in monetary or governmental regulations.

          (iii) Citizens Bank New Hampshire

          The $5 million unsecured line of credit is available to Unitil through August 30, 2000. The interest rate for borrowing under the facility is equal to the London Interbank Offered Rate ("LIBOR") as in effect on the date of the loan plus four-tenths of one percent per annum. This line is available to Unitil subject to the bank's continued satisfaction with the financial condition of Unitil and the Subsidiaries and to no substantive changes in monetary or governmental regulations.

     The term "Base Rate," as used in the above discussion of Unitil's short-term borrowing facilities, is synonymous with the prime rate, which is the interest rate per annum from time to time announced and made effective by a bank as the Base Rate, or as the case may be, the Base, reference or other similar rate then designated by it for general commercial lending reference purposes, it being understood that such rate is a reference rate, not necessarily the lowest, established from time to time which serves as the basis upon which effective rates of interest are calculated for loan making reference thereto.

     The term "Money Market  Rate," as used in the above  discussion of Unitil's
short-term  borrowing  facilities,   is  the  overnight  or  term  money  market
facilities interest rate per annum which is communicated to Unitil by a bank.

     Money Market Rates are offered by certain banks at a given point in time and will vary depending on a number of factors including: the availability of bank funds, the bank's internal cost of funding, the creditworthiness of the borrower, the term of the loan, the size of the loan and the degree of competition among banks in a market. The Money Market Rate offered by a bank is normally a lower rate with more favorable terms and conditions than it Base Rate. Under its short-term bank borrowing facilities, Unitil borrows at Money Market Rates when such rates are available and more favorable than Base Rates. Any borrowings at Money Market Rates, under

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current facilities  proposed below, do not and will not exceed the Base Rate for unsecured loans by the same bank.

     Unitil proposes to issue short-term notes pursuant to both formal and informal lines of credit with lending institutions. Unitil's current borrowing agreements, described above and attached as Exhibits B-2, B-3 and B-4 are typical of the forms of short-term notes proposed to be used by Unitil. Short-term unsecured promissory notes will be issued by Unitil to a particular lending institution prior to the first borrowing under that promissory note. Borrowings will be evidenced on a "grid" schedule, in the form attached to each promissory note and will be recorded the day that the request for borrowing is made. The bank holding the respective promissory notes will maintain the record of borrowings and repayments without the necessity of issuing additional notes. Unitil anticipates that the promissory notes used may vary from the forms described above to reflect customary terms or particular lending practices and policies of different lending institutions, but otherwise will be substantially similar.

     Unitil's present and proposed short-term borrowing arrangements provide, and will provide, for borrowings at any of the rates described above and may be subject to prepayment at the borrower's option, as the case may be. The borrowing rate shall change as the base rate changes. Short-term notes may provide informal borrowings at sub-prime rate or Money Market Rate which may be made available under each credit line arrangement. Money Market Rates are fixed rates. Under Unitil's current short-term borrowing arrangements, Money Market Rate borrowings are not subject to prepayment. Money Market Rate borrowings under the proposed facilities may or may not be subject to prepayment.

     Borrowings under the proposed credit agreements will not exceed the shorter of the term of the particular line of credit or nine months. Short-term notes issued on a transactional basis, will be dated as of the date of issue, will have a maximum term of nine months and will bear interest at the Base or Money Market Rate, described above.

     Unitil requests authority to secure both formal and informal credit lines with a number of lending institutions. Formal credit lines under the proposed facilities may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not exceed 50 basis points times the total line of credit. Unitil may change its credit line arrangements and obtain additional formal or informal credit lines over time. The continued availability of such credit lines is subject to the continued review of the lending institutions.

     Unitil requests authority to renew and extend current short-term borrowings under the existing and proposed facilities as such borrowings mature and/or secure credit lines with other lending institutions under similar conditions, to refund such short-term borrowings with other, similar short-term borrowings, to repay such short-term borrowings or to increase their amount from time to time up to an aggregate amount of $25 million, the maximum limit approved by the Unitil Board of Directors (see Exhibit B-6). Unitil requests that the authority to undertake new short-term borrowing be granted through June 30, 2003.

                                        4


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     Unitil expects to use the proceeds  derived from short-term bank borrowings authorized by this Commission pursuant to this application/declaration for: (i) loans or advances to Subsidiaries through the Pooling Agreement, (ii) payment of indebtedness, (iii) short-term cash needs which may arise due to payment timing differences, and (iv) other general purposes.

     B. Short-Term Borrowing by Fitchburg - Pooling Agreement and Other

     Fitchburg requests that it be authorized by the Commission to incur short-term borrowings from any source, including the Money Pool, in an aggregate principal amount at any one time outstanding not to exceed $20 million, which is the maximum limit approved by its Board of Directors (see Exhibit B-5) and to increase the amount it is authorized to have outstanding at any time under such arrangements to $20 million, as described herein.

     It is anticipated that most short-term borrowings by Fitchburg will be made pursuant to the Pooling Agreement. However, the Fitchburg board resolutions do not prohibit Fitchburg from short-term borrowing outside of the Pooling Agreement. Accordingly, Fitchburg seeks Commission authorization for short-term borrowings up to $20 million through the Pooling Agreement and through direct borrowings from commercial banks.

     Fitchburg will use the proceeds from its short-term borrowing primarily to meet working capital requirements and provide interim financing for its utility construction expenditures. In addition to construction and other physical improvements, the funds will be used for permitted debt and preferred stock sinking fund redemptions.

     Any short-term borrowing from commercial banks undertaken by Fitchburg will be under terms and conditions substantially similar to the terms and conditions of the current short-term borrowing agreements between Unitil and its commercial banks described above in Section A. Fitchburg proposes to issue short-term notes pursuant to both formal and informal lines of credit with lending institutions. Short-term promissory notes are expected to be issued to a particular lending institution prior to the first borrowing under that promissory note from that lender. Borrowings will be evidenced on a so called "grid" schedule, in the form attached to each promissory note and will be recorded the day that the request for borrowing is made. The bank holding the respective promissory notes will maintain the record of borrowings and repayments without the necessity of issuing additional notes. Fitchburg anticipates that the promissory notes used may vary from the forms described above to reflect customary terms or particular lending practices and policies of different lending institutions, but otherwise will be substantially similar.

     Short-term borrowing arrangements will provide for borrowings at the so-called "Base Rate" or "prime rate" and will be subject to prepayment at the borrower's option. In addition, short-term notes may provide informal borrowings at alternate Base Rates, sub-prime rates or Money Market Rates which are to be made available under the line of credit arrangements. Money Market Rates are fixed rate loans and may or may not be subject to prepayment. Any borrowing at Money Market Rates will be at a rate not to exceed the prime rate for unsecured loans by the same bank.

                                        5


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     Borrowings  under credit  agreements with commercial  banks will not exceed the shorter of the term of the particular line of credit or nine months. Short-term notes issued on a transactional basis will be dated as of the date of issue, will have a maximum term of nine months and will bear interest at the Base or Money Market Rate described above.

     Fitchburg requests authority to secure both formal and informal credit lines with a number of lending institutions. Formal credit lines may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not to exceed 50 basis points times the total line of credit. The Subsidiaries may change their credit line arrangements and obtain additional formal or informal credit lines over time.

     Pursuant to the requirements of Rule 24 under the Act, Unitil and its Subsidiaries have filed a quarterly report on short-term borrowings and money pool transactions as required by the Commission's order approving short-term borrowings and the Unitil Money Pool. Pro Forma Balance Sheets and Income Statements for Unitil and Fitchburg giving effect to requested maximum borrowings are attached.

     C. Pooling Agreement

     All the Applicants currently participate in the Money Pool pursuant to the Pooling Agreement among Unitil and the Money Pool Participants. The Pooling Agreement allows Unitil and the Money Pool Participants to invest their surplus funds and the Money Pool Participants to obtain advances (i.e., borrow funds) from the System's Money Pool./4 Unitil Service administers the Money Pool for Unitil and the other Money Pool Participants on an "at cost basis". This arrangement is used to: (i) provide the Money Pool Participants with funds supplied internally by Unitil and the Money Pool Participants (i.e., surplus funds) and from external sources (i.e., bank borrowings), as described below; and (ii) invest surplus funds of Unitil and the Money Pool Participants in various short-term money market instruments. Any issuance of debt securities under the Money Pool shall have a maximum term of nine months.

     The Money Pool offers several advantages to Unitil and the Money Pool Participants, including: lower overall short-term borrowing costs; a mechanism for each Money Pool Participant to earn a higher return on interest from surplus funds; and a decreased reliance on external funding sources. Lower borrowing costs are derived from the elimination of the additional banking fees that would be required if each Money Pool Participant had to maintain its own lines of credit and borrow on its own, and from reduction in the short-term cost of money when Unitil borrows, in the aggregate, on behalf of the Money Pool Participants, as opposed to each Money Pool Participant borrowing on its own. In addition, the Money Pool provides a mechanism for each Money Pool Participant to earn short-term interest on surplus funds that are

--------

     4 Unitil may incur short-term borrowings up to an aggregate amount of $25 million outstanding at any time as authorized by its Board of Directors which may be loaned or advanced to the Money Pool Participants through the Pooling Agreement. Fitchburg may borrow up to an aggregate amount of $20 million outstanding at any time as authorized by its Board of Directors.

                                        6


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loaned to other Money Pool Participants,  at a rate normally charged by Unitil's lead bank instead of at the prevailing short-term investment rate. In addition to commercial paper, Unitil may invest surplus funds in various institutional money market funds (as defined by the Investment Company Act of 1940) or comparable interest bearing instruments which seek to obtain a high level of current income while preserving principal and liquidity. Overall, the Money Pool arrangement allows Unitil and the Money Pool Participants to effectively maximize the use of internally generated funds and, thereby, decrease the reliance on external funding sources.

     In connection with the continued use of the Money Pool by Unitil and the Money Pool Participants through June 30, 2003, Fitchburg seeks approval to make loans to the other Money Pool Participants and incur borrowings from the other Applicants, and the other Applicants seek approval to make loans to Fitchburg.

ITEM 2. FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

     Legal fees             ............................. $5,000
     Miscellaneous          ............................. $3,000
                     Total  ............................. $8,000

ITEM 3. APPLICABLE STATUTORY PROVISIONS

     Sections 6(b), 7, 9(a), 10 and 12(b) of the Act, and Rules 43, 45 and 52 thereunder, are directly applicable to this Application-Declaration.

ITEM 4. REGULATORY APPROVALS

     The Money Pool has already been approved by the Massachusetts Department of Telecommunications and Energy with respect to Fitchburg and the New Hampshire Public Utilities Commission with respect to Unitil, Concord, Exeter and Unitil Power. No state or federal agency other than the Commission has jurisdiction with respect to any of the proposed transactions other than as described in this item.

ITEM 5. PROCEDURE

     On April 7, 2000, the Commission issued and published the requisite notice under Rule 23 with respect to this Application-Declaration; such notice specifying May 2, 2000 as the date by which comments may be entered and the date on which an order granting and permitting the Application-Declaration to become effective may be entered by the Commission.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of

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the Commission may assist in the  preparation  of the  Commission's  decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS

     a) Exhibits

             Exhibit No.            Description of Exhibit
             ----------             ----------------------

                    B-1 Cash Pooling and Loan Agreement, as amended (Filed with the Commission as Exhibit A-1 to Form U-1 File No. 70-8623 and incorporated by reference herein).

                    B-2 Line of Credit and Promissory Note from BankBoston (Previously Filed).

                    B-3 Line of Credit and Promissory Note from Fleet Bank - New Hampshire (Previously Filed).

                    B-4 Line of Credit and Promissory Note from Citizens Bank New Hampshire (Previously Filed).

                    B-5 Resolutions of Fitchburg Board of Directors (Filed with the Commission as Exhibit A-4 to Form U-1 File No. 70-8066 and incorporated by reference herein).

                    B-6 Resolutions of Unitil Board of Directors authorizing short-term borrowing limits (Filed as Exhibit B-6 to Form U-1 File No. 70-9053 and incorporated by reference herein).

                    D-1 New Hampshire Public Utilities Commission Order No. 18,416 (Filed with the Commission as Exhibit D-3 to Form U-1 File No. 70-8066 and incorporated by reference herein).

                    D-2 New Hampshire Public Utilities Commission Order No. 17,373 (Filed with the Commission as Exhibit D-4 to Form U-1 File No. 70-8066 and incorporated by reference herein).

             Exhibit No.            Description of Exhibit
             ----------             ----------------------

                    D-3 Massachusetts Department of Public Utilities Commission Order No. MDPU 89-66 (Filed with the Commission as Exhibit D-5 to Form U-1 File No. 70-8066 and incorporated by reference herein).

                    F-1  Opinion of Counsel.

                    F-2 "Past Tense" Opinion of Counsel (To be filed by Amendment).

                    G-1  Financial Data Schedule (Previously Filed).

                    H-1  Proposed Form of Notice (Previously Filed).

     b) Financial Statements

                     No.            Description of Financial Statement
                     ---            ----------------------------------


                    FS-1 Unitil    Corporation    and    Subsidiary    Companies
                         Consolidated Actual and Pro Forma Balance Sheets and Statement of Earnings, September 30, 1999 (Previously Filed).

                    FS-2 Unitil    Corporation    and    Subsidiary    Companies
                         Consolidated Actual Balance Sheets and Statement of Earnings, September 30, 1999 (Filed with the Commission with Unitil's 10-Q for the period ended September 30, 1999 and incorporated by reference herein).

                    FS-3 Unitil Corporation  (Company Only) Actual and Pro Forma
                         Balance Sheets and Statement of Earnings, September 30, 1999 (Previously Filed).

                    FS-4 Fitchburg  Actual  and  Pro  Forma  Balance  Sheet  and
                         Statement of Earnings, September 30, 1999 (Previously Filed).

                    FS-5 Concord Electric Company Balance Sheet and Statement of
                         Earnings, September 30, 1999 (Previously Filed).

                    FS-6 Exeter & Hampton  Electric  Company  Balance  Sheet and
                         Statement of Earnings, September 30, 1999 (Previously Filed).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:   May 23, 2000

                                        UNITIL CORPORATION


                                        By: /s/ Mark H. Collin
                                           -------------------
                                        Name:    Mark H. Collin
                                        Title:   Treasurer

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